Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 165-A-I dated May 1, 2009

Term sheet to
Product Supplement No. 165-A-I
Registration Statement No. 333-155535
Dated May 12, 2009; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

JPMorgan Chase & Co.
$
Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate due May 22, 2016

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 22, 2016, subject to postponement as described below.
- The notes are designed for investors who seek quarterly floating-rate interest payments linked to the 10-Year U.S. Constant Maturity Swap Rate Plus a spread, which will not be less than 0.00%, between the 10-Year U.S. Dollar Constant Maturity Swap Rate and a fixed rate of 4.75%, while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 165-A-I, will supersede the terms set forth in product supplement no. 165-A-I.**
- The notes are expected to price on or about May 20, 2009 and are expected to settle on or about May 22, 2009.

Key Terms

Maturity Date:	May 22, 2016, or if such day is not a Business Day, the next succeeding Business Day.
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment, if any, will be calculated as follows: $1,000 × Interest Rate × (the actual number of days in the Interest Period/365)
Interest Rate:	With respect to each Interest Period, a rate per annum calculated as the lesser of: (a) the CMS Rate *plus* the greater of (i) the CMS Rate *minus* 4.75% and (ii) 0.00%; and (b) the Maximum Rate Notwithstanding the foregoing, in no event will the Interest Rate be less than the Minimum Rate of 0.00%.
CMS Rate:	The CMS Rate refers to the rate for U.S. Dollar swap with a Designated Maturity of 10 years that appears on Reuters page "ISDAFIX1" (or any successor page) at approximately 11:00 a.m., New York City time, on the applicable Determination Date, as determined by the calculation agent. If on the applicable Determination Date, the CMS Rate cannot be determined by reference to Reuters page "ISDAFIX1" (or any successor page), then the calculation agent will determine the CMS Rate in accordance with the procedures set forth under "Description of Notes — Interest — The Underlying Rates — CMS Rate" in the accompanying product supplement no. 165-A-I.
Determination Dates:	Two Business Days immediately prior to the beginning of the applicable Interest Period.
Interest Periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Date:	Interest on the notes will be payable quarterly in arrears on the 22nd calendar day of February, May, August and November of each year (each such date, an "Interest Payment Date"), commencing August 24, 2009, to and including the Interest Payment Date corresponding to the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed. See "Selected Purchase Considerations — Quarterly Interest Payments" in this term sheet for more information.
Minimum Rate:	0.00%
Maximum Rate:	15.00%
Payment at Maturity:	At maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 *plus* any accrued and unpaid interest.
Business Day:	Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
CUSIP:	48123LV68

Investing in the Floating Rate Notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 165-A-I and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this supplemental term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 165-A-I and this supplemental term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 165-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are ***not*** *guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

May 12, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-I dated May 1, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 165-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 165-A-I dated May 1, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001788/e35283_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the CMS Rate or the spread between the CMS Rate and 4.75%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** — The notes offer quarterly interest payments at the applicable Interest Rate. Interest for each Interest Period, if any, will accrue at a rate per annum equal to the lesser of (a) the CMS Rate *plus* the greater of (i) the CMS Rate *minus* 4.75% and (ii) 0.00%; and (b) the Maximum Rate of 15.00%. In no event, however, will the Interest Rate be less than the Minimum Return of 0.00%. Interest will be payable quarterly in arrears on the 22nd calendar day of February, May, August and November of each year (each such date, an "Interest Payment Date") commencing on August 24, 2009 to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment will be made on the next Business Day immediately following such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed.

- **TAX TREATMENT –** You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments". We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-I, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 165-A-I dated May 1, 2009.

- **THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED AND IS VARIABLE** — The rate of interest paid by us on the notes is not fixed, but will vary depending on the CMS Rate and the spread between the CMS Rate and 4.75%, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the CMS Rate, does not actually pay at such rates. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over any fluctuations in the CMS Rate or the spread between the CMS Rate and 4.75%.

- **THE INTEREST RATE ON THE NOTES IS BASED ON THE CMS RATE AND THE SPREAD BETWEEN THE CMS RATE AND 4.75%, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO** — The Interest Rate is a rate per annum equal to the lesser of (a) the CMS Rate *plus* the greater of (i) the CMS Rate *minus* a fixed rate of 4.75%; and (b) the Maximum Rate of 15.00% and will be subject to Minimum Rate of 0.00%. The CMS Rate may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the CMS Rate may be partially offset by other factors. We cannot predict the factors that may cause the CMS Rate, and consequently the Interest Rate, to increase or decrease. A decrease in the CMS Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest on the notes. If the CMS Rate is equal to or less than zero, the Interest Rate will be equal to the Minimum Rate of 0.00%. Interest with respect to any Interest Period may be equal to zero, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **THE INTEREST RATE ON THE NOTES WILL NOT BE GREATER THAN 15.00% PER ANNUM**— The Interest Rate will be subject to the Maximum Rate of 15.00% per annum which will limit the amount of interest you may receive on each Interest Payment Date. As a result, the Interest Rate will not exceed the Maximum Rate of 15.00% per annum, regardless of the appreciation of the CMS Rate, which may be significant. The Maximum Return applies with respect to the determination of the Interest Rate for each quarterly payment and not on an annual basis with respect to the total amount of interest paid during any given year. Therefore, during any year, if the Interest Rate for at least one Interest Period is less than 15.00%, even if the Interest Rate is 15.00% for the remaining Interest Periods during such year, your actual return for such year will be less than 15.00%. The notes may provide less interest income than an investment in a similar instrument that is not subject to a maximum interest rate.

- **THE CMS RATE AND THE SPREAD BETWEEN THE CMS RATE AND 4.75% WILL BE AFFECTED BY A NUMBER OF FACTORS** — The amount of interest, if any, payable on notes will depend on the CMS Rate and the spread between the CMS Rate and 4.75%. A number of factors can affect the CMS Rate and the spread between the CMS Rate and 4.75% by causing changes in the value of the CMS Rate including, but not limited to:
  - changes in, or perceptions, about future CMS Rate;
  - general economic conditions;
  - prevailing interest rates; and
  - policies of the Federal Reserve Board regarding interest rates.

  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

- **THE CMS RATES MAY BE VOLATILE** — The CMS Rate is subject to volatility due to a variety of factors affecting interest rates generally, including:
  - sentiment regarding underlying strength in the U.S. and global economies;
  - expectation regarding the level of price inflation;
  - sentiment regarding credit quality in U.S. and global credit markets;
  - central bank policy regarding interest rates; and
  - performance of capital markets.

  Increases or decreases in the CMS Rate could result in the corresponding Interest Rate decreasing or an Interest Rate of zero and thus in the reduction of interest payable, if any, on the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the CMS Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the CMS Rate;
  - the Spread;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally, as well as the volatility of those rates;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the Interest Rate determination for a $1,000 principal amount note for a hypothetical range of performance for the CMS Rate and reflects the fixed rate of 4.75%, the minimum value of 0.00% for the spread between the CMS Rate and 4.75% and the Maximum Rate of 15.00%. The hypothetical CMS Rates, spreads between the CMS Rate and 4.75% and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual CMS Rate, spread between the CMS Rate and 4.75% or interest payment applicable to a purchaser of the notes.

CMS Rate		(CMS Rate - 4.75%)		Interest Rate
2.50%		N/A		2.50%
3.00%		N/A		3.00%
3.50%		N/A		3.50%
4.00%		N/A		4.00%
4.50%		N/A	=	4.50%
4.75%	+	0.00%	=	4.75%
5.00%	+	0.25%	=	5.25%
5.50%	+	0.75%	=	6.25%
6.00%	+	1.25%	=	7.25%
6.50%	+	1.75%	=	8.25%
7.00%	+	2.25%	=	9.25%
7.50%	+	2.75%	=	10.25%
8.00%	+	3.25%	=	11.25%
8.50%	+	3.75%	=	12.25%
9.00%	+	4.25%	=	13.25%
9.50%	+	4.75%	=	14.25%
10.00%		5.25%		15.00%*
10.50%		5.75%		15.00%*
11.00%		6.25%		15.00%*
11.50%		6.75%		15.00%*

*The Interest Rate is limited by the Maximum Rate of 15.00%.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated and assume that each Interest Period consists of 91 actual days.

Example 1: The CMS Rate is 5.00%. Because 0.25% (CMS Rate - 4.75%) is greater than the minimum value of 0.00% for the spread between the CMS Rate and 4.75%, the Interest Rate is 5.25% calculated as follows:

$$5.00\% + (5.00\% - 4.75\%) = 5.25\%$$

The Interest for such Interest Period is calculated as follows:

$$\$1,000 \times 5.25\% \times (91/365) = \$13.09$$

Example 2: The CMS Rate is 4.00%. Because -0.75% (CMS Rate - 4.75%) is less than the minimum value of 0.00% for the spread between the CMS Rate and 4.75%, the Interest Rate is 4.00% calculated as follows:

$$4.00\% + (0.00\%) = 4.00\%$$

The Interest for such Interest Period is calculated as follows:

$$\$1,000 \times 4.00\% \times (91/365) = \$9.97$$

Example 3: The CMS Rate is 11.00%. The spread between the CMS Rate and 4.75% is 6.25%, which is greater than the minimum value 0.00%. However, because the CMS Rate of 11.00% plus 6.25% exceeds the Maximum Rate of 15.00%, the Interest Rate is the Maximum Rate of 15.00% and the Interest for such Interest Period is calculated as follows:

$$\$1,000 \times 15.00\% \times (91/365) = \$37.40$$

Historical Information

The following graph sets forth the daily historical performance of the 10-Year U.S. Constant Maturity Swap Rate from January 1, 2004 through May 11, 2009. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 10-Year U.S. Constant Maturity Swap Rate, as appeared on Reuters page "ISDAFIX1" at approximately 11:00am, New York City time on May 11, 2009 was 3.337%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the 10-Year U.S. Constant Maturity Swap Rate on the Determination Date. We cannot give you assurance that the performance of the 10-Year U.S. Constant Maturity Swap Rate will result in any positive interest payments or a return of more than the principal amount of your notes.



Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $40.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-29 of the accompanying product supplement no. 165-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $40.00 per $1,000 principal amount note.